Tecogen Announces First Quarter 2023 Results
Revenues of $5.4 million

WALTHAM, Mass., May 10, 2023 - Tecogen Inc. (OTCQX:TGEN), a leading manufacturer of clean energy products, reported revenues of $5.4 million and net loss of $1.5 million for the quarter ended March 31, 2023 compared to revenues of $7.4 million, and a net profit of $0.1 million in 2022. We used $0.3 million in cash from operations during the quarter and ended the quarter with a cash balance of $1.6 million.
“Although we saw revenue decline towards the end of 2022, in Q1 2023 we saw revenue increase 35% compared to Q4 2022. Our sales pipeline for products is expanding so we are optimistic of continued and sustained improvements to the top line. In the past month, we have added significantly to recurring service revenues as a result of the Aegis service transaction and are starting to see tremendous customer interest for the air-cooled chiller. During the conference call, I will discuss in more detail our progress against our objectives." commented Abinand Rangesh, Tecogen's Chief Executive Officer.
Key Takeaways
Net Income (Loss) and Earnings Per Share
•Net loss in Q1 2023 was $1.5 million compared to net income of $0.1 million in Q1 2022, a decrease of $1.6 million, primarily due to lower Products and Services margin and increased operating expense. EPS was $(0.06)/share and $0.00/share in Q1 2023 and Q1 2022, respectively.
Income from Operations
•Loss from operations for the three months ended March 31, 2023 was $1.4 million compared to income from operations of $81 thousand for the same period in 2022, a decrease of $1.5 million. The loss from operations in Q1 2023 was due to decreased revenues and margin combined with increased operating expenses.
Revenues
•Revenues for the quarter ended March 31, 2023 were $5.4 million compared to $7.4 million for the same period in 2021, a 27.7% decrease.
◦Product revenue was $1.7 million in Q1 2023 compared to $3.9 million in the same period in 2022, a decrease of 56.6%, primarily due to decreased sales of cogeneration and chiller units.
◦Services revenue was $3.1 million in Q1 2023 compared to $2.9 million in the same period in 2022, an increase of 7.5%.
◦Energy Production revenue was $534 thousand in Q1 2023 compared to $582 thousand in the same period in 2022, a decrease of 8.3% due to seasonality.

Gross Profit
•Gross profit for the first quarter of 2023 was $2.1 million compared to $3.1 million in the first quarter of 2022. Gross margin reduced to 38.9% in the first quarter compared to 41.6% for the same period in 2022. The decline in gross profit margin was driven by the product mix and service margins. In particular, as supply chain constraints for engines eased, we performed a significant number of engine replacements in the quarter so Service margin was lower than usual.

Operating Expenses

•Operating expenses increased by 17.7% to $3.5 million for the first quarter of 2023 compared to $3.0 million in the same period in 2022. There were significant marketing costs associated with the launch of the air-cooled chiller in Q1 2023 and the operating costs in Q1 2022 were favorably impacted by the gains on the disposal of assets and corresponding reversal of the unfavorable contract liability associated with the asset.

Adjusted EBITDA(1) was negative $1.3 million for the first quarter of 2023 compared to $154 thousand for the first quarter of 2022. (Adjusted EBITDA is defined as net income or loss attributable to Tecogen, adjusted for interest, income taxes, depreciation and amortization, stock-based compensation expense, unrealized gain or loss on investment securities, goodwill impairment charges and other non-cash non-recurring charges or gains including abandonment of intangible assets and the extinguishment of debt. See the table following the Condensed Consolidated Statements of Operations for a reconciliation from net income (loss) to Adjusted EBITDA, as well as important disclosures about the company's use of Adjusted EBITDA).

Conference Call Scheduled for May 10, 2023, at 9:30 am ET
Tecogen will host a conference call on May 10, 2023 to discuss the first quarter results beginning at 9:30 am eastern time. To listen to the call please dial (877) 407-7186 within the U.S. and Canada, or (201) 689-8052 from other international locations. Participants should ask to be joined to the Tecogen First Quarter 2023 earnings call. Please begin dialing 10 minutes before the scheduled starting time. The earnings press release will be available on the Company website at www.Tecogen.com in the "News and Events" section under "About Us." The earnings conference call will be webcast live. To view the associated slides, register for and listen to the webcast, go to https://ir.tecogen.com/ir-calendar. Following the call, the recording will be archived for 14 days.
The earnings conference call will be recorded and available for playback one hour after the end of the call. To listen to the playback, dial (877) 660-6853 within the U.S. and Canada, or (201) 612-7415 from other international locations and use Conference Call ID#: 13672659.

About Tecogen
Tecogen Inc. designs, manufactures, sells, installs, and maintains high efficiency, ultra-clean, cogeneration products including engine-driven combined heat and power, air conditioning systems, and high-efficiency water heaters for residential, commercial, recreational and industrial use. The company provides cost effective, environmentally friendly and reliable products for energy production that nearly eliminate criteria pollutants and significantly reduce a customer’s carbon footprint.
In business for over 35 years, Tecogen has shipped more than 3,150 units, supported by an established network of engineering, sales, and service personnel across the United States. For more information, please visit www.tecogen.com or contact us for a free Site Assessment.
Tecogen, InVerde e+, Ilios, Tecochill, Tecopower, Tecofrost, Tecopack, Ultera and NetZero Greens are registered or pending trademarks of Tecogen Inc.
Forward Looking Statements

This press release and any accompanying documents, contain “forward-looking statements” which may describe strategies, goals, outlooks or other non-historical matters, or projected revenues, income, returns or other financial measures, that may include words such as "believe," "expect," "anticipate," "intend," "plan,"  "estimate," "project," "target," "potential," "will," "should," "could," "likely," or "may" and similar expressions intended to identify forward-looking statements. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors that may cause our actual results to differ materially from those expressed or implied by such forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update or revise any forward-looking statements.

In addition to those factors described in our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and on our Form 8-K, under “Risk Factors”, among the factors that could cause actual results to differ materially from past and projected future results are the following: fluctuations in demand for our products and services, competing technological developments, issues relating to research and development, the availability of incentives, rebates, and tax benefits relating to our products and services, changes in the regulatory environment relating to our products and services, integration of acquired business operations, and the ability to obtain financing on favorable terms to fund existing operations and anticipated growth.

In addition to GAAP financial measures, this press release includes certain non-GAAP financial measures, including adjusted EBITDA which excludes certain expenses as described in the presentation. We use Adjusted EBITDA as an internal measure of business operating performance and believe that the presentation of non-GAAP financial measures provides a meaningful perspective of the underlying operating performance of our current business and enables investors to better understand and evaluate our historical and prospective operating performance by eliminating items that vary from period to period without correlation to our core operating performance and highlights trends in our business that may not otherwise be apparent when relying solely on GAAP financial measures.

Tecogen Media & Investor Relations Contact Information:

Abinand Rangesh
P: 781-466-6487
E: Abinand.Rangesh@tecogen.com

TECOGEN INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)

	March 31, 2023	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$1,629,103	$1,913,969
Accounts receivable, net	6,758,360	6,714,122
Employee retention credit	46,148	713,269
Unbilled revenue	1,788,902	1,805,330
Inventories, net	11,862,782	10,482,729
Prepaid and other current assets	265,019	401,189
Total current assets	22,350,314	22,030,608
Long-term assets:
Property, plant and equipment, net	1,290,228	1,407,720
Right of use assets	1,084,033	1,245,549
Intangible assets, net	947,885	997,594
Goodwill	2,406,156	2,406,156
Other assets	164,815	165,230
TOTAL ASSETS	$28,243,431	$28,252,857

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	4,167,461	3,261,952
Accrued expenses	2,240,523	2,384,447
Deferred revenue, current	2,108,082	1,115,627
Lease obligations, current	646,805	687,589
Unfavorable contract liability, current	223,230	236,705
Total current liabilities	9,386,101	7,686,320
Long-term liabilities:
Deferred revenue, net of current portion	231,969	371,823
Lease obligations, net of current portion	496,526	623,452
Unfavorable contract liability, net of current portion	535,706	583,512
Total liabilities	10,650,302	9,265,107

Stockholders’ equity:
Tecogen Inc. shareholders’ equity:
Common stock, $0.001 par value; 100,000,000 shares authorized; 24,850,261 issued and outstanding at March 31, 2023 and December 31, 2022	24,850	24,850
Additional paid-in capital	57,428,356	57,351,008
Accumulated deficit	(39,771,577)	(38,281,548)
Total Tecogen Inc. stockholders’ equity	17,681,629	19,094,310
Non-controlling interest	(88,500)	(106,560)
Total stockholders’ equity	17,593,129	18,987,750
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$28,243,431	$28,252,857

TECOGEN INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Three Months Ended
	March 31, 2023	March 31, 2022
Revenues
Products	$1,710,136	$3,939,481
Services	3,136,173	2,917,280
Energy production	533,509	581,562
Total revenues	5,379,818	7,438,323
Cost of sales
Products	1,212,568	2,644,756
Services	1,737,602	1,366,752
Energy production	337,739	336,027
Total cost of sales	3,287,909	4,347,535
Gross profit	2,091,909	3,090,788
Operating expenses
General and administrative	2,792,483	2,473,903
Selling	520,070	501,091
Research and Development	229,102	140,135
Gain on disposition of assets	—	(33,945)
Gain on termination of unfavorable contract liability	—	(71,375)
Total operating expenses	3,541,655	3,009,809
Income (loss) from operations	(1,449,746)	80,979
Other income (expense)
Other income (expense), net	830	(14,150)
Interest expense	(415)	(828)
Unrealized gain on investment securities	—	37,497
Total other income (expense), net	415	22,519
Income (loss) before income taxes	(1,449,331)	103,498
Provision for state income taxes	22,638	3,930
Consolidated net income (loss)	(1,471,969)	99,568
Income attributable to the non-controlling interest	(18,060)	(10,159)
Net income (loss) attributable to Tecogen Inc.	$(1,490,029)	$89,409

Net income (loss) per share - basic	$(0.06)	$—
Net income (loss) per share - diluted	$(0.06)	$—
Weighted average shares outstanding - basic	24,850,261	24,850,261
Weighted average shares outstanding - diluted	24,850,261	25,028,616

	Three Months Ended
	March 31, 2023	March 31, 2022
Non-GAAP financial disclosure (1)
Net income (loss) attributable to Tecogen Inc.	$(1,490,029)	$89,409
Interest expense, net	415	828
Income taxes	22,638	3,930
Depreciation & amortization, net	105,920	107,061
EBITDA	(1,361,056)	201,228
Gain on disposition of assets	—	(33,945)
Gain on termination of unfavorable contract liability	—	(71,375)
Stock based compensation	77,348	95,707
Unrealized gain on investment securities	—	(37,497)
Adjusted EBITDA	$(1,283,708)	$154,118

(1) Non-GAAP Financial Measures
In addition to reporting net income, a U.S. generally accepted accounting principle (“GAAP”) measure, this news release contains information about Adjusted EBITDA (net income (loss) attributable to Tecogen Inc adjusted for interest, income taxes, depreciation and amortization, stock-based compensation expense, unrealized gain or loss on investment securities, goodwill impairment charges and other non-cash non-recurring charges including abandonment of certain intangible assets and extinguishment of debt), which is a non-GAAP measure.  The Company believes Adjusted EBITDA allows investors to view its performance in a manner similar to the methods used by management and provides additional insight into its operating results.  Adjusted EBITDA is not calculated through the application of GAAP.  Accordingly, it should not be considered as a substitute for the GAAP measure of net income and, therefore, should not be used in isolation of, but in conjunction with, the GAAP measure.  The use of any non-GAAP measure may produce results that vary from the GAAP measure and may not be comparable to a similarly defined non-GAAP measure used by other companies.

TECOGEN INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three Months Ended
	March 31, 2023	March 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Consolidated net income (loss)	$(1,471,969)	$99,568
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	105,920	107,061
Stock-based compensation	77,348	95,707
Gain on disposition of assets	—	(33,945)
Unrealized gain on investment securities	—	(37,497)
Gain on termination of unfavorable contract liability	—	(71,375)
Changes in operating assets and liabilities
(Increase) decrease in:
Accounts receivable	(44,238)	850,674
Employee retention credit	667,121	—
Unbilled revenue	16,428	351,259
Inventory	(1,380,052)	8,252
Prepaid assets and other current assets	136,170	2,014
Other assets	161,931	152,888
Increase (decrease) in:
Accounts payable	905,509	894,418
Accrued expenses and other current liabilities	(143,923)	134,795
Deferred revenue	852,600	(504,229)
Other liabilities	(167,711)	(155,119)
Net cash provided by (used in) operating activities	(284,866)	1,894,471
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	—	(80,873)
Purchases of intangible assets	—	(16,220)
Proceeds from disposition of assets	—	64,669
Distributions to non-controlling interest	—	(15,640)
Net cash used in investing activities	—	(48,064)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from note payable	—	—
Net cash provided by financing activities	—	—
Net increase in cash and cash equivalents	(284,866)	1,846,407
Cash and cash equivalents, beginning of the period	1,913,969	3,614,463
Cash and cash equivalents, end of the period	$1,629,103	$5,460,870

Supplemental disclosures of cash flows information:
Cash paid for interest	$—	$413
Cash paid for taxes	$22,638	$3,930